EXHIBIT 11

AMPHENOL CORPORATION

Computation of Per Share Earnings

For the Three Years Ended December 31, 2002

(dollars in thousands, except per share amounts)

	Year Ended December 31,
	2002	2001	2000
Net income applicable to Common Stock	$80,344	$83,710	$107,904

Net income per common share - Basic	$1.89	$2.00	2.59

Average common shares outstanding	42,445,849	41,920,616	41,584,069

Net income per common share - Diluted	$1.85	$1.95	$2.52

Average common shares outstanding	42,445,849	41,920,616	41,584,069
Employee stock options	999,751	1,076,505	1,294,853
Average common shares outstanding -Diluted	43,445,600	42,997,121	42,878,922